Exhibit 12(a)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios for the Three Months Ended September 30,	2013	2012
Fixed charges:
Interest expense including
amortization of debt discount	$137	$137
Portion of rentals representing an interest factor	31	29
Total fixed charges	$168	$166

Earnings available for fixed charges:
Net income	$1,151	$1,042
Equity earnings net of distributions	(21)	(18)
Income taxes	701	635
Fixed charges	168	166
Earnings available for fixed charges	$1,999	$1,825

Ratio of earnings to fixed charges	11.9	11.0

42